Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

August 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Attention:	Craig Arakawa Linda Cvrkel Pam Howell Michael Killoy

Re:	Constellation Alpha Capital Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 2, 2019

SEC Comment Letter dated August 6, 2019

File No. 333-232181

Ladies and Gentlemen:

On behalf of Constellation Alpha Capital Corp. (the “Company”), we hereby file with the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission this letter memorializing an email sent to the Staff on August 7, 2019, in response to the comments included in the Staff’s comment letter to the Company dated August 6, 2019 (the “Comment Letter”). The proposed disclosures further addressing comment number one and three from the Comment Letter are included as Exhibit A to this letter.

*            *             *

United States Securities and Exchange Commission

Division of Corporation Finance

August 7, 2019

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Mr. Rajiv Shukla

Mr. Craig Pollak

Mr. Steven Kemper

Jeremy Glaser, Esq.

Exhibit A